SECURITIES AND EXCHANGE COMMISSION

                  	Washington, D.C.  20549

                       	SCHEDULE 13D

         	Under the Securities Exchange Act of 1934
                 	(Amendment No. ______)*

                  FirstFed Bancshares, Inc.
    	               	(Name of Issuer)

                     	Common Stock
             	(Title of Class of Securities)

                     	33761-U-10-3
	                    (CUSIP Number)

	Mr. Paul A. Larsen, 749 Lee Street, Des Plaines, Illinois 60016,
                     (847) 294-6500
	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


	(Date of Event which Requires Filing of this Statement)


	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box o.

	Check the following box if a fee is being paid with this
 statement x.  (A fee is not required only if	the reporting
 person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent to thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)



	Note:	Six copies of this statement, including all
 exhibits, should be filed with the Commission.  See
	Rule 13d-1(a) for other parties to whom copies are to be sent.

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form
	with respect to the subject class of securities, and for any
 subsequent amendment containing information	which would
 alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
 (however, see the Notes).










































CUSIP NO.  33761-U-10-3

1 NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Larry G. Gillie

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
Instructions)
	(a)o
	(b)o

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e)
	 o

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7 SOLE VOTING POWER
30,616

8 SHARED VOTING POWER
343,852

9 SOLE DISPOSITIVE POWER
122,236

10 SHARED DISPOSITIVE POWER
343,852

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
466,088

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)
	[ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
15.0%

14 TYPE OF REPORTING PERSON (See Instructions)
IN








CUSIP NO.  33761-U-10-3

1 NAME OF REPORTING PERSON
S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Paul A. Larsen


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)o
	(b)o

3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
	 o

6 CITIZENSHIP OR PLACE OF ORGANIZATION
United States


NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

7 SOLE VOTING POWER
4,093

8 SHARED VOTING POWER
340,979

9 SOLE DISPOSITIVE POWER
16,093

10 SHARED DISPOSITIVE POWER
340,979

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
357,072

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
	[ ]


13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
11.8%

14 TYPE OF REPORTING PERSON (See Instructions)
IN








ITEM 1.	Security and Issuer.

		Common Stock, $0.01 par value
		FirstFed Bancshares, Inc.
		749 Lee Street
		Des Plaines, Illinois 60016

ITEM 2.	Identity and Background.

	This Schedule is being filed by:

	(i)	Larry G. Gillie and Paul A. Larsen

	(ii)	749 Lee Street, Des Plaines, Illinois 60016

(iii) Larry G. Gillie is Director and Chief Executive Officer of the Issuer. Paul A. Larsen is Senior Vice President and Chief Financial Officer of the Issuer.

	The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons are United States citizens.

ITEM 3.	Source and Amount of Funds or Other Consideration.

	With respect to shares of the Issuer's Common Stock purchased by the Reporting Persons, personal funds have been used, none of which has been borrowed. With respect to shares held by the Issuer's Employee Stock Ownership Plan ("ESOP"), which controls an aggregate of 340,979 shares (11.2%) of the Issuer's Common Stock and for which the Reporting Persons serve as co-trustees, the funds used by the ESOP were borrowed from the Issuer.

ITEM 4.	Purpose of Transaction.

	All securities of the Issuer beneficially owned by the Reporting Persons are for investment purposes. The Reporting
Persons have no present plan or proposal which relates to or would result in:

	(a)	The acquisition by any person of additional securities
of the Issuer, or the disposition of securities of the Issuer;

	(b)	An extraordinary corporate transaction, such as a
merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;



	(c)	A sale or transfer of a material amount of assets of
the Issuer or any of its subsidiaries;

	(d)	Any change in the present Board of Directors or
management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

	(e)	Any material change in the present capitalization or
dividend policy of the Issuer;

	(f)	Any other material change in the Issuer's business or
corporate structure;

	(g)	Changes in the Issuer's charter, bylaws or instruments
corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

	(h)	Causing a class of securities of the Issuer to be
delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

	(i)	A class of equity securities of the Issuer becoming
eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of
1934; or

	(j)	Any action similar to any of those enumerated above.


ITEM 5.	Interest in Securities of the Issuer.


	The Reporting Persons hold 340,979 shares (10.5%) of the Issuer's common stock as co-trustees of the Issuer's ESOP, with respect to which 118,844 shares are allocated to specific employees' accounts, and 222,135 shares are unallocated. As co-trustees, the Reporting Persons have shared voting and investment power over shares held by the ESOP.

ITEM 6.	Contracts, Arrangements, Understandings or
Relationships with Respect	to Securities of the Issuer.

None

ITEM 7.	Material to be Filed as Exhibits.

		None











	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 24, 1997                 			 April 24,1997
Date						                        	Date

\s\ Larry G. Gillie           				 \s\ Paul A. Larsen
Signature						                    Signature


Larry G. Gillie                				Paul A. Larsen
Name							                        Name